                            ASSET PURCHASE AGREEMENT


                                   DATED AS OF


                                  JUNE 2, 2000


                                 BY AND BETWEEN


                             WAREFORCE INCORPORATED


                                       AND


                         PACIFIC ONLINE COMPUTERS, INC.

                            ASSET PURCHASE AGREEMENT


This Asset Purchase Agreement (the "Agreement"), dated as of June 2, 2000, is by and between Pacific Online Computers, Inc. a California corporation ("Seller"), and Wareforce Incorporated ("Buyer"), a California corporation.


       Whereas, Seller conducts a business which operates as a supplier of computer hardware and software and technical services. This business is defined as that business of Seller from the existing customers of Seller and all future customers obtained from the existing and subsequent employees and all business generated out of the existing, or subsequent offices of the Seller (the "Business") and


       Whereas, Buyer desires to purchase a portion of the assets of the Business from Seller, and Seller desires to sell such assets of the Business to Buyer, upon the terms and subject to the conditions hereinafter set forth;


       Now, therefore, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

                              1) PURCHASE AND SALE

a) Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and Seller agrees to sell, transfer, assign and deliver, or cause to be sold, transferred, assigned and delivered, to Buyer at Closing (as defined herein) on the Closing Date, the following assets, as found on Seller's balance sheet as of the Closing Date:

       i) Intangible Assets. Seller's customer lists, phone numbers, marketing materials, outstanding purchase orders, rights to use the trade names "Online Connecting Point", "CoreTeks" and "Ops Track" and any associated trademarks, service marks, logos and the like, accounting records, service records, and customer records and other intangible assets as defined herein and any and all other intangible assets necessary for the continuation of the business after Closing. Specifically excluded from the assets purchased is the name "Pacific Online Computers, Inc."

       ii) Fixed Assets. All fixed assets including furniture, fixtures, leasehold improvements, desktop computers, servers, laptops, printers, copiers, faxes, office supplies, telephone equipment, firewalls, LAN/WAN, accessories, peripherals, communication gear, and demo lab equipment (including any and all existing Cisco lab equipment) and all software currently used by Seller, whether Seller's licenses for such software are current or not. Buyer agrees that its use of the "Trend" software and its subsidiary programs, hardware and connections will be for a period of no more than sixty (60) days after Closing. Specifically excluded from the assets purchased is the cabin owned by Seller and located in Cleveland National Park.

       iii) Ops Track System. The Ops Track system, including all of the computer code, database schemas, linked code to backend database systems (such as "Trend"), computer listings and all other related assets required for the operation of Ops Track. These assets specifically include any and all intellectual property and licensing rights.

              (1) Wareforce grants Seller the right to license the Ops Track source code to up to ten (10) additional entities for a ninety (90) day period following Closing. Seller shall ensure that the licenses granted to the licensees of this code is for their use only, and shall state that they may not sublicense the code or grant use of their Ops Track system to others.

              (2) Buyer will make no warranties or have any liability to support this code for any such licensee, unless Buyer agrees otherwise.

              (3) Notwithstanding anything else to the contrary contained in this agreement, Seller will not license the Ops Track code to any other computer reseller in California.

              (4) Notwithstanding anything else to the contrary contained in this agreement, Seller agrees to grant to Buyer a right of first refusal prior to the license of the Ops Track code to any other party so long as Buyer agrees to meet the terms and conditions of license as did the potential licensee.

       iv) Other Assets. Any inventory in the warehouse or configuration center will be purchased as needed for customer shipment by Buyer at Seller's landed cost or current distribution price, whichever is lower. Seller agrees that prior to Closing it will obtain the written agreement of Deutsche Financial Services ("Deutsche") that Deutsche will grant Buyer thirty (30) days to pay for any of Seller's inventory that Buyer purchases at Closing.


Collectively, all of the assets described in this Section 1 as being purchased by Buyer are referred to herein as the "Purchased Assets".

                          2) ASSUMPTION OF LIABILITIES

a) Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the Closing Date, to assume the following liabilities of Seller, as the same existed on Closing:

       i) Deferred Revenue and Customer Deposits. Buyer will assume up to $100,000 in total in liabilities for customer pre-paid expenses in relation to maintenance and other service contracts for one hundred twenty (120) days post-Closing. For claims that exceed this amount, Seller will reimburse Buyer 1.3 times Buyer's for its actual salary costs for Buyer's personnel needed to service these accounts.

       ii) Lease Obligations. Subject to landlord approval and negotiations between Buyer and landlords, Buyer shall lease the facilities currently being leased by Buyer in Bakersfield, Irvine and San Diego on a month-to month basis for up to six (6) months after Closing. Buyer will not assume any obligations for Seller's lease of its Culver City facility. However, Seller specifically agrees to provide Buyer, at no cost to Buyer, with a reasonable period to remove any assets or other employee materials from the Culver City facility as part of the transition post-Closing.

       iii) Information Systems. Buyer intends to convert Seller's systems to Buyer's own systems. Seller will work with Buyer to complete this as quickly as possible. As may be required, Seller will work with Buyer and Seller's ERP system vendor ("Trend") to ensure that Seller's systems are converted to those of the Buyer with no disruption to Seller's business information.

       iv) Sales Returns. In order to reimburse Buyer for any returns in the first ninety (90) days after Closing for sales made by Seller prior to Closing, Seller agrees that Buyer may deduct such costs (or lost profits), both net of inventory costs, incurred by Buyer from the principal balance owing under the Note as defined in
              Section 4(b) below. Such reimbursements will be paid to the Buyer by the Seller in cash or shall be taken by the Buyer as a credit against the outstanding balance of the Note.


       All of the liabilities described in this Section 2 as being assumed by Buyer are referred to herein collectively as the "Assumed Liabilities".

                            3) EXCLUDED LIABILITIES

a) Notwithstanding any provision in this Agreement or any other writing to the contrary, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller (or any predecessor owner of all or part of its business and assets) of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of Seller. Specifically, Buyer shall not assume or be liable for any liability of Seller in respect of:

       i)     Any profit derived from the sale provided for by this Agreement;

       ii) The preparation of filing in any tax returns in the payment of any taxes, license fees, or any other charges levied, assessed, or imposed upon the Seller's business or property before the Closing Date, except that Buyer shall pay Seller at closing the amount shown to be accrued and owing for taxes on the schedule of accounts payable;

       iii) Any state, local or federal taxes resulting from the sale of the assets contemplated by this transaction.

                               4) PURCHASE PRICE


The maximum purchase price to be paid by Buyer to Seller is $2.5 million, structured as follows:

a) $1.3 million in cash at closing. Seller agrees to use such cash in part to pay the following when due:

       i)     Bi-weekly payroll for week ending June 2, 2000;

       ii)    One week of in arrears payroll;

       iii) Business expenses (such as mileage, education reimbursement, etc.) incurred by Seller's employees prior to the Closing;

       iv)    Vacation pay for employees not hired by Wareforce;

       v)     Normal sales tax payment.

       vi) Additionally, Seller agrees that Buyer may retain $130,000 of the $1.3 million referred to above to use for the payment of commissions owed by Seller for sales made by Seller's commissioned employees in the month of May 2000. Buyer agrees to pay these commissions on June 15, 2000.

              (1) Should this retained $130,000 be inadequate to cover the amount of commissions owed, Buyer will nonetheless pay the full amount owed and Seller will, by June 22, 2000, reimburse Buyer for the additional amount paid.

              (2) Should the $130,000 be more than the amount of commissions owed, Buyer will refund the difference to Seller by June 22, 2000.

b) $1.2 million in a note (the "Note) payable in monthly installments beginning October 1, 2000, subject to the performance measures. Note shall bear interest at prime (as published in Investors Business Daily) minus 1% per annum. The interest rate shall be adjusted on the first day of the month following a change in the prime rate. Monthly payment shall be principal plus interest amortized over a period of two (2) years beginning October 1, 2000, with the first payment including interest from the date of closing. However, notwithstanding anything else to the contrary contained in this Agreement, payment of the Note is subject to the following:

       A. Payment of the Note will be based on the Business as acquired by Buyer achieving at least the average quarterly gross profit of $2,250,000 achieved by Seller during each quarterly period beginning October 1, 2000, and each subsequent quarter thereafter ("Target Gross Profit"). Gross Profit is defined as Net Revenue minus all Cost of Goods Sold and Cost of Services provided, as defined by Generally Accepted Accounting Principles ("GAAP") applied on a consistent basis with the Seller's computation of Gross Profit for the month of April 2000 and concurred upon by Buyer's independent auditors, with Seller having the right to audit such computation.

       i) If the Business acquired by Buyer from Seller generates less than $2,250,000 but at least $2,137,500 of Gross Profit in a given quarter, then Buyer will be given a credit of $75,000 effective on the first day of the second month of the subsequent quarter.

       ii) If the Business acquired by Buyer from Seller generates less than $2,137,500 but at least $2,025,000 Gross Profit in a given quarter then the Buyer will be given a credit of $112,500 effective on the first day of the second month of the subsequent quarter.

       iii) If the Business acquired by Buyer from Seller generates less than $2,025,000 of Gross Profit in a given quarter then the Buyer will be given a credit of $150,000 effective on the first day of the second month of the subsequent quarter.

c) Any credits or adjustments in the note based on the Asset Purchase Agreement can be applied, when received or earned to the outstanding principal balance of the note or applied to subsequent principal payments required under the note at the sole discretion of the Buyer.

                                   5) CLOSING

       The closing (the "Closing") of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Buyer in El Segundo, California, at 10 a.m. on or before June 5, 2000, or at such other time or place as Buyer and Seller may agree. At the Closing:

a) Buyer shall deliver to Seller a certified check or wire transfer payable to the order of Seller in the amount of ONE MILLION THREE HUNDRED THOUSAND DOLLARS AND NO CENTS ($1,300,000.00); and

b) Buyer shall deliver to Seller a promissory note in the principal amount of ONE MILLION TWO HUNDRED THOUSAND DOLLARS AND NO CENTS ($1,200,000.00) payable to Seller, payable in monthly installments beginning October 1, 2000, subject to the performance measures described in Section 4(a) above. Such note shall bear interest at prime (as published in Investors Business Daily) minus 1% per annum. Monthly payment shall be principal plus interest amortized over a period of two (2) years beginning October 1, 2000, however, the first payment will include interest from the date of closing.

c) Seller and Buyer shall enter into an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit A, and Seller shall deliver to Buyer such general warranty deeds, bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment (the "Conveyance Documents") as the parties and their respective counsel shall deem reasonably necessary or appropriate to vest in Buyer all right, title and interest in, to and under the Purchased Assets.

d) Seller shall deliver to Buyer a certified copy of the resolution by the Seller's board of directors certifying that Seller has authorized the execution, delivery of performance and the transaction contemplated herein and authorizing the officers of Seller to execute this Agreement.

e) Seller's Counsel's Closing Opinion. As soon as reasonably possible after Closing, Seller shall provide to Buyer an opinion of counsel stating:

       i) The Seller's corporate existence and good standing are as stated herein;

       ii) Except as may be expressed by counsel, counsel does not know or have any reasonable grounds to know of any litigation, proceeding, or government investigation pending against or related to the Seller, its properties or business; and

       iii) All proceedings required by law or by the provisions of this Agreement to be taken by Seller and its shareholders in connection with the transactions provided for in this Agreement have been duly and valuably taken;

       iv) Neither the execution and delivery of the Purchase Agreement nor the consummation of the transaction contemplated thereby (1) violates any provision of the Certificate of Incorporation or Bylaws (or other governing instrument) of the Seller; (2) breaches or constitutes a default (or an event) that, with notice or lapse of time or both, would constitute a default under any agreement of the Seller with any other person to the extent that any such default would constitute a material adverse effect upon the Company, or (3) violates any statute, law, regulation, or rule or order applicable to the Seller; and

       v) No consent, approval or authorization of, or declaration, filing, or registration with, any state or federal authorities is required in connection with the execution, delivery and performance of the Purchase Agreement or the consummation of the transaction contemplated thereby.

f) Buyer's Counsel's Closing Opinion. At closing Buyer shall provide to Seller and opinion of counsel stating:

       i) That the Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full power and authority to own its properties and to engage in its business as presently conducted or contemplated, and is duly qualified and in good standing as a foreign corporation under the laws of each jurisdiction in which it is authorized to do business except where such failure to qualify does not have a material adverse effect on the business or assets of the Buyer. All of the outstanding shares of capital stock of the Buyer have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of the preemptive rights of any person;

       ii) Except as set forth herein or in any schedule or exhibit attached to the Purchase Agreement, counsel does not know or have any reasonable grounds to know of any material litigation, proceeding, or government investigation pending against or related to the Buyer, its properties or business;

       iii) All proceedings required by law or by the provisions of this Agreement to be taken by Buyer and its shareholders in connection with the transactions provided for in this Agreement have been duly and valuably taken;

       iv) Neither the execution and delivery of the Purchase Agreement nor the consummation of the transaction contemplated thereby (1) violates any provision of the Certificate of Incorporation or Bylaws (or other governing instrument) of the Buyer; (2) breaches or constitutes a default (or an event) that, with notice or lapse of time or both, would constitute a default under any agreement of the Buyer with any other person to the extent that any such default would constitute a material adverse effect upon the Company, or (3) violates any statute, law, regulation, or rule or order applicable to the Buyer; and

       v) No consent, approval or authorization of, or declaration, filing, or registration with, any state or federal authorities is required in connection with the execution, delivery and performance of the Purchase Agreement or the consummation of the transaction contemplated thereby.

g) Seller shall provide to Buyer at closing a Certificate of Good Standing dated within a reasonable number of days prior to the Closing Date.

h) Seller will deliver to Buyer on the Closing Date an officer's certificate certifying that Seller has taken all corporate action necessary to authorize the transactions contemplated by this Agreement.

i) Buyer shall deliver to Seller a certified copy of the resolution by the Buyer's board of directors certifying that Buyer has authorized the execution, delivery of performance and the transaction contemplated herein and authorizing the officers of Buyer to execute this Agreement.

j) Buyer will deliver to Seller on the Closing Date an officer's certificate certifying that Buyer has taken all corporate action necessary to authorize the transactions contemplated by this Agreement.

k) Buyer shall provide to Seller at closing a Certificate of Good Standing dated within a reasonable number of days prior to the Closing Date.

                6) REPRESENTATIONS AND WARRANTIES OF THE SELLER

a)     Seller hereby represents and warrants to Buyer that:

       i) Organization and Good Standing. The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

       ii) Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby and thereby are within Seller's corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement constitutes a valid and binding agreement of Seller.

       iii) Sufficiency of and Title to the Purchased Assets. Upon consummation of the transactions contemplated hereby, Buyer will have acquired good and marketable title, free of all liens and the like, in and to, or a valid leasehold interest in, each of the Purchased Assets.

       iv) Reimbursement for Liquidation Expenses. Post-Closing, Seller shall reimburse Buyer at a rate of salary X 1.3 for the costs of any personnel being paid by Buyer that relates to activities required by Buyer to complete the liquidation of Seller. However, Wareforce will absorb the first $5,000.00 of these expenses each month for the first three (3) months. Such reimbursements will be paid to the Buyer by the Seller in cash or shall be taken by the Buyer as a credit against the outstanding balance of the Note.

       v) Leases. Seller knows of no issue, which would cause Buyer to loose the right to lease any of the facilities Seller currently occupies.

b)     Warranties.

       i) Seller warrants that the "Trend" system will remain available for Buyer's use for sixty (60) days after Closing.

       ii) Seller warrants that at the time of Closing it is current on any payroll tax obligations it may have.

       iii) Seller has made no warranties to customers of the Business other than customary implied warranties and those warranties set forth on printed materials provided with the products sold to such customers.

                   7) REPRESENTATIONS AND WARRANTIES OF BUYER

a)     Buyer hereby represents and warrants to Seller that:

       i) Organization and Good Standing. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of California and is qualified in each jurisdiction where the nature of its business or the ownership of property requires such qualification except where such failure to qualify shall not have a material adverse effect on the business or financial ability of the Buyer and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted;

       ii) Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer and constitutes a valid and binding agreement of Buyer enforceable in accordance with its terms subject to the laws of bankruptcy and those laws affecting creditors rights generally;

       iii) Hiring of Employees. Buyer warrants that it will, upon Closing, employ specific employees of Seller based on offers which will be extended prior to Closing to those employees Buyer intends to hire.

       (1) Specifically, Buyer will develop prior to Closing a list of "Key Employees" from Seller's employee base that Buyer wishes to hire upon Closing. Prior to Closing Buyer and Seller's senior management will jointly review this list and will work together to recruit these individuals to accept employment with Wareforce. While this list will be specifically defined as soon as possible, certain employees in the Sales, Technical Services and Information Systems areas will be considered Key Employees.

       (2) Tenure & Benefits: Buyer will hire Seller's associates and bring them onto the Buyer's payroll with the same level of tenure such employees had with Seller. For example, an employee of Seller's with 5 years of tenure (and any benefits associated with that tenure) will be hired by Buyer at that same tenure. Such employees shall be eligible to participate in Buyer's employee benefit plan per Buyer's Employee Policy Handbook.

       (3) Vacation: Specifically, Buyer will not assume the vacation pay liability of the employees it hires from Seller. As described above, Wareforce will `grandfather' these people into the Wareforce payroll system with the same level of vacation they had at closing. For example, an employee of Seller with three (3) weeks of accrued vacation will be granted three (3) weeks of accrued vacation by Buyer upon hire. However, should the employee hired by Buyer leave Buyer's employ for any reason within ninety
              (90) days, the dollar amount of any vacation pay owed to that employee by Buyer shall be deducted by Buyer from the principal balance due on the Note.

       (4) Transition Employees. The parties further understand and agree that there may be select employees of Seller that Buyer chooses not to hire, but who nonetheless may be important in a transition period after Closing. Seller will cooperate with Buyer by negotiating to retain these individuals on a independent contractor basis at reasonable rates for a mutually agreeable period of time. Buyer shall reimburse Wasmer for any associated independent contractor expenses including health insurance, times 1.3.

b) No Violation of Other Agreements. Neither the execution and delivery of the Purchase Agreement nor the consummation of the transaction contemplated thereby (1) violates any provision of the Certificate of Incorporation or Bylaws (or other governing instrument) of the Buyer; (2) breaches or constitutes a default (or an event) that, with notice or lapse of time or both, would constitute a default under any agreement of the Buyer with any other person to the extent that any such default would constitute a material adverse effect upon the Company, or (3) violates any statute, law, regulation, or rule or order applicable to the Buyer.

c) No Consents Required. No consent, approval or authorization of, or declaration, filing, or registration with, any state or federal authorities is required in connection with the execution, delivery and performance of the Purchase Agreement or the consummation of the transaction contemplated thereby.

d) Office Space for Ken Wasmer. So long as Buyer has such office space under lease, Buyer shall provide space in its Irvine offices for Ken Wasmer and members of his staff working on the liquidation of Seller for up to one hundred eighty (180) days. Wareforce shall provide them with access to the facilities, records and information systems during regular business hours.

e) Access to Records. Buyer warrants that it will make available during normal business hours to Seller and Seller's agents the books and records of Seller that are acquired by Buyer.

                                 8) TAX MATTERS

a) Tax Definitions. The following terms, as used herein, have the following meanings:

       i)     "Code" means the Internal Revenue Code of 1986, as amended.

       ii) "Post-Closing Tax Period" means any Tax period (or portion thereof) ending after the Closing Date.

       iii) "Pre-Closing Tax Period' means any Tax period (or portion thereof) ending on or before the close of business on the Closing Date.

       iv)    "Proration Date" means the Closing Date.

       v) "Tax" means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, franchise, capital, paid-up capital, profits, greenmail, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge or any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority (domestic or foreign) responsible for the imposition of any such tax.

b)     Tax Cooperation: Allocation of Taxes.

       i) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets as is reasonably necessary for the filing of all Tax returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax return. Seller and Buyer shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Purchased Assets and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section.

       ii) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Proration Date (collectively, the "Apportioned Obligations") shall be apportioned between Seller and Buyer as of the Proration Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Period. Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period. Within ninety (90) days after the Closing, Seller and Buyer shall present a statement to the other setting forth the amount of the tax liability so accrued under this Section (8)(b)(ii) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall to the extent such adjustment would have resulted in an adjustment to the purchase price, be used to calculate an adjustment to the purchase price under Section (4). Thereafter, Seller shall notify Buyer upon receipt of any bill for real or personal property taxes relating to the Purchased Assets, part or all of which are attributable to the Post-Closing Tax Period, and shall promptly deliver such bill to Buyer who shall pay the same to the appropriate taxing authority, provided that if such bill covers a Pre-Closing Tax Period, Seller shall also remit prior to the due date of assessment to Buyer payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period shall constitute another adjustment under Section (4).

       iii) Allocation of Purchase Price. Buyer reserves the right to determine the allocation of the purchase price to be paid hereunder.

                             9) COVENANTS OF SELLER

a) No Solicitations. Seller and each of the principal shareholders of Seller (excluding Ingram Micro Inc., all subsidiaries and successors), shall not, for a period of three (3) years following the Closing Date, employ or solicit, either directly or indirectly, the performance of services by any employee of Seller employed by the Seller at the time of Closing. Ingram Micro Inc., all subsidiaries and successors, shall not, for a period of three (3) years following the Closing Date directly solicit the performance of services by any employee of Seller employed by the Seller at the time of Closing.

b) Telephone Numbers. Seller will make commercially reasonable efforts to assist Buyer in transferring Seller's current telephone and facsimile numbers to Buyer as of the Closing Date.

c) Name and Logo. Seller shall allow Buyer to use the name and logo for "Online Connecting Point", CoreTeks, and Ops Track at no cost to Buyer, for such time, as Buyer deems necessary.

d) Utilities. Seller will make commercially reasonable efforts to assist Buyer in transferring Seller's current water, sewage and electrical services (collectively "Utilities") to Buyer as of the Closing Date. Seller shall accrue on its financial statements all charges for Utilities incurred prior to and on the Closing Date. Buyer agrees that it shall be obligated for charges for Utilities incurred subsequent to the Closing Date.

e) Release of Liens. Seller will take all action necessary prior to the Closing Date to release any and all liens or other encumbrances on the Purchased Assets including, without limitation, causing any necessary UCC-2 Termination Statements to be filed.

f) Non-Competition. Seller, all subsidiary corporations of each and any business in which the principal shareholders of Seller (excluding Ingram Micro Inc., its subsidiaries and successors) is an officer, director or in which any of them has a one-third or greater equity interest (collectively, the "Non-Competing Entities"), will not engage in sales activities competing with the Business. If any Customer requests sales of Business products or services from Seller for three (3) years from the Closing Date, Seller will refer such Customer to Buyer. As used herein, "sales activities" shall mean selling, leasing, taking orders, soliciting orders or contacting Customers of Seller, as such Customers exist on the books and records of the Seller as of the Closing Date. This covenant not to compete shall automatically terminate and be of no further force and effect upon the occurrence of an Event of Default by Buyer under (i) the Note or (ii) under this Agreement or under any instrument evidencing or securing indebtedness which arose as part of the transaction contemplated hereby.

                              10) INDEMNIFICATION

a) Indemnification of Seller. Effective on the Closing Date and thereafter, Buyer shall indemnify and hold harmless Seller and its directors, officers, employees and agents, and shareholders from and against any and all liabilities, damages, losses, penalties, deficiencies, expenses and costs incurred by any of them, including without limitation reasonable attorneys' and accountants' fees (hereafter individually a "Loss" and collectively `losses"), arising from or in connection with:

       i) Any claim made or litigation instituted by a third party relating to Buyer's ownership rights in and to the Purchased Assets;

       ii) Any liability or obligation of Buyer which relates to the ownership or use of any of the

              Purchased Assets or the conduct of the Business subsequent to the Closing Date including liabilities arising out of the Assumed Liabilities, including but not limited to liabilities arising from or relating thereto;

       iii) Any claim first made or litigation instituted by a third party relating to Buyer's conduct of the Business subsequent to the Closing Date.

       iv) Any taxes imposed on Buyer, the Business or any of the Purchased Assets for any period subsequent to the Closing;

       v) Any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses reasonably arising out of any of the foregoing matters set forth in this Section (10)(a); and

       vi) The breach by Buyer of any representations or warranties made by Buyer herein or in any document given by Buyer in connection with the consummation of the transaction contemplated hereby.

b) Indemnification of Buyer. Effective on the Closing Date and thereafter, the Seller shall, jointly and severally, indemnify and hold harmless Buyer and its directors, officers, employees and agents, from and against any and all Losses arising from or in connection with:

       i) Any claim made or litigation instituted by a third party relating to Seller's conduct of the Business, whether such litigation is instituted before or after the Closing Date; or

       ii) Any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses reasonably arising out of any of the foregoing matters set forth in this Section (10)(b)(ii) except to the extent such losses shall arise in connection with or constitute Assumed Liabilities hereunder.

c)     Indemnification Procedure.

       i) Claims for Indemnification. Except for Third Party Claims described below, if an event giving rise to indemnification hereunder shall have occurred or is threatened, the indemnified party promptly shall deliver to the indemnifying party written notice thereof, stating that such event has occurred or is threatened, describing such event in reasonable detail and specifying or reasonably estimating the amount of the prospective Loss and the method of computation thereof (a `Claim"), all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or has arisen (the "Notice of Claim"). For purposes hereof, any Claim for indemnification shall be deemed to have been made as of the date on which the Notice of Claim is delivered in accordance with the terms of this Section.

       ii) In the event the indemnifying party shall in good faith dispute the validity of all or any amount of a Claim for indemnification as set forth in the Notice of Claim, the indemnifying party shall, within thirty (30) days after delivery of the Notice of Claim, execute and deliver to the indemnified party a notice setting forth with reasonable particularity the grounds, amount of, and basis upon which the Claim is disputed (the "Dispute Statement").

       iii) In the event the Indemnifying party shall within thirty (30) days deliver to the indemnified party a Dispute Statement, then the portion of the claim described in the Notice of Claim disputed by the indemnifying party (the "Disputed Liability") shall not be due and payable except in accordance with a final and unappealable judgment or decision of a court or arbitration tribunal of competent jurisdiction, or a written agreement between the indemnifying party and the indemnified party stipulating the amount of the Admitted Liability (as defined below).

       iv) In the event the indemnifying party shall not within thirty (30) days after receipt of the Notice of Claim deliver to the indemnified party a Dispute Statement identifying a Disputed liability, then the amount of the claim described in the Notice of Claim, or if a Dispute Statement is delivered, the portion thereof not disputed as a Disputed Liability, shall be deemed to be admitted (the "Admitted Liability") and shall, upon the incurring of an actual Loss arising therefrom, immediately be due and payable.

d) Settlement of Third Party Claims. If the indemnified party shall receive notice of any Claim by a third party which is or may be subject to indemnification (a "Third Party Claim"), the indemnified party shall give the indemnifying party prompt written notice of such Third Party Claim and shall permit the indemnifying party, at its option, to participate in the defense of such Third Party Claim by counsel of its own choice and at its expense. If, however, the indemnifying party acknowledges in writing to the indemnified party the indemnifying party's obligation to indemnify the indemnified party hereunder against all Losses that may result from such Third Party Claim (subject to the limitations set forth herein), then the indemnifying party shall be entitled, at its option, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice after delivery of written notification.

       i) In the event the indemnifying party exercises its right to undertake the defense of any such Third Party Claim, the indemnified party shall cooperate with the indemnifying party in such defense and make available to the indemnifying party, at the indemnifying party's expense, all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the indemnifying party. However, the indemnifying party without the written consent of the indemnified party may settle no such Third Party Claim, unless the settlement involves only the payment of money by the indemnifying party. Similarly, the indemnified party without the written consent of the indemnifying party shall settle no Third Party Claim.

       ii) In the event the indemnified party is, directly or indirectly, conducting the defense against any such Third Party Claim, the indemnifying party shall cooperate with the indemnified party in such defense and make available to it all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the indemnified party.

e) Limitations on Sellers Indemnification Notwithstanding anything contained herein to the contrary, the Seller's indemnification hereunder shall be subject to the following:

       i) The Buyer shall be entitled to indemnification only if and to the extent that the aggregate indemnifiable damages exceed an amount greater than an amount which would, if known on the Closing Date would have resulted in an adjustment to the Purchase Price as determined pursuant to Section (4).

                               11) MISCELLANEOUS

a) Conditions Precedent. This Agreement can be terminated by either party upon written notice to the other party, in the event that any of the following shall not have occurred on or before the Closing Date:

       i) At least 90% of the Key Employees accept employment and sign employment agreements or employment offer letters with Buyer.

       ii) Buyer shall have obtained financing to replace Seller's current inventory and/or receivables financing.

       iii) Buyer shall have had an opportunity to conduct on-site due diligence at Seller's facilities and from such due diligence Buyer and Buyer's accountants, lenders and the like are satisfied as to the financial condition of Seller as stated as of June 2, 2000.

b)     Dispute Resolution.

       i) Any and all disputes or differences pertaining to or arising out of this Agreement or the breach, termination or invalidity thereof, shall be finally and exclusively settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be held in Los Angeles, California before one arbitrator appointed in accordance with said rules. Judgment upon an award rendered may be entered in any court having jurisdiction or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The prevailing party in any such proceeding shall be entitled to its actual attorneys' fees and all other costs in connection with the arbitration and enforcement of the arbiter's award.

       ii) Either party may, without inconsistency with this Agreement, seek from a court any interim or provisional relief that may be necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal or pending the arbitral tribunal's determination of the merits of the controversy.

c) Expenses. Except as otherwise provided herein, all costs in connection with this Agreement shall be paid by the party incurring such cost or expense.

d) Notices. Any notices required or permitted to be given hereunder shall be in writing and shall be deemed delivered (i) two (2) days after being deposited in the mails, (ii) one day after being, deposited with an express overnight courier service or (iii) the same day notice is sent by electronic facsimile transmission if such transmission is made by 5:00 p.m. local time or one day after being sent by facsimile transmission if such transmission is made after 5:00 p.m., addressed:

       i)      if to Seller, to:

               Mr. Kenneth Wasmer
               President
               Wasmer Business Solutions, Inc.
               2332 Olive Street
               Alexandria, LA 71301.

       ii)     if to Buyer, to:

               Dan Ricketts
               General Counsel
               Wareforce Incorporated
               2361 Rosecrans Avenue, Suite 155
               El Segundo, CA 90245
               Phone:   310.725.5561
               Fax:     310.725.5590.

e) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

f) Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of California.

g) Counterparts: Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

h) Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

i) Entire Agreement. This Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

In witness whereof, the parties hereto here caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


SELLER:                                     BUYER:

PACIFIC ONLINE COMPUTERS, INC.              WAREFORCE INCORPORATED


By:                                         By:
    --------------------------                  ---------------------------

Name:                                       Name: Dan Ricketts
      ------------------------

Title:                                      Title: Vice President, General
       ------------------------                    Counsel and Secretary

                                    EXHIBIT A


                       ASSIGNMENT AND ASSUMPTION AGREEMENT


Assignment and Assumption Agreement, dated as of June 2, 2000, between Pacific Online Computers, Inc., a California corporation ("Seller"), and Wareforce Incorporated ("Buyer"), a California corporation.

                                   WITNESSETH


Whereas, Buyer and Seller have concurrently herewith consummated the purchase by Buyer of the Purchased Assets pursuant to the terms and conditions of the Asset Purchase Agreement dated June 2, 2000, between Buyer and Seller, (the "Asset Purchase Agreement"); capitalized terms not otherwise defined herein shall have the meaning given them in the Asset Purchase Agreement;


Whereas, pursuant to the Asset Purchase Agreement, Buyer has agreed to purchase the Purchased Assets and to assume certain liabilities and obligations of Seller with respect to the Purchased Assets;


Now, therefore, in consideration of the sale and purchase of the Purchased Assets and in accordance with the terms of the Asset Purchase Agreement, Buyer and Seller agree as follows:

i) Seller does hereby sell, transfer, assign and deliver to Buyer all of the right, title and interest of Seller in, to and under the Purchased Assets.

ii) Buyer does hereby accept and assume all the right, title and interest of Seller in, to and under all of the Purchased Assets and the Lease and Buyer assumes and agrees to pay, perform and discharge promptly and fully when due all of the Assumed Liabilities.

iii) This Agreement shall be construed in accordance with and governed by the laws of the State of California, without regard to the conflicts of law rules of such state.

iv) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

In witness whereof, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


SELLER:                                     BUYER:


PACIFIC ONLINE COMPUTERS, INC.              WAREFORCE INCORPORATED


By:                                         By:
  ----------------------------                  ------------------------------

Name:                                       Name: Dan Ricketts
      ------------------------

Title:                                      Title: Vice President, General
      -------------------------                    Counsel and Secretary